Filed by Marvell Technology

Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following email communication was sent to employees of Cavium, Inc. (“Cavium”) and Marvell Technology Group Ltd. (“Marvell”) on February 20, 2018.

Cavium and Marvell Employees:

To keep you informed on the integration’s progress, we are sending bi-weekly updates and will continue providing answers to your most commonly asked questions.

LATEST NEWS

•	On February 7, the Steering Team met for the first time to review progress on the charters for the different integration planning tracks. Each work track’s team is now building out details for their organizations within the larger, combined company.

•	Marvell and Cavium are continuing to work through the merger clearance process with the Committee on Foreign Investment in the United States (CFIUS) and China’s Ministry of Foreign Commerce (MOFCOM) and both are progressing as planned.

•	On March 16, both Cavium and Marvell shareholders are scheduled to meet separately, and vote on the merger.

As a reminder, we anticipate closing in mid-calendar 2018. However, regulatory reviews move at their own pace and this timing might change. Our progress in these reviews, along with shareholder votes by both companies, will ultimately determine our closing date.

ANSWERS TO YOUR QUESTIONS

Thanks for your questions. Please know that we are committed to sharing information with you as soon as it becomes available. In the meantime, we received questions that included:

Does Marvell have an equity program?

Yes. Marvell’s equity plan varies by country, but equity is an important component of the company’s total compensation package. In addition to options and RSUs, Marvell also has an employee stock purchase plan that employees in most countries are eligible to participate in.

What happens to Cavium unvested options and RSUs after the deal closes?

In general, unvested options and RSUs will be converted into options and RSUs to receive Marvell shares. The specifics of the conversion rates are outlined in Section 5.5 of the Merger Agreement filed with the SEC on November 20, 2017 (see http://marvellcavium.transactionannouncement.com/ for a copy of the Merger Agreement).

Thank you again for your questions. We will continue to send out more information as decisions are made. In the meantime, Marvell employees can submit additional questions by emailing integrationquestions@marvell.com.

Raghib Hussain and Andy Micallef

Integration Co-Chairs

Disclosures

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Cavium. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell filed a Registration Statement on Form S-4 (Registration No. 333-222235) containing a preliminary joint proxy statement/prospectus with the SEC regarding the proposed transaction on December 21, 2017, as amended on January 24, 2018. The registration statement on Form S-4 has been declared effective by the SEC. Beginning on February 7, 2018, a definitive joint proxy statement/prospectus was mailed to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain or will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in the joint proxy statement/prospectus. To the extent that holdings of Cavium’s securities have changed since the amounts printed in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction and other documents regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.